UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
23 South Main Street, Suite 3B
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
C. Daniel Haaren, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2632

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), with the Securities and Exchange Commission on August 22, 2022 (the “Schedule TO”), which relates to the offer by the Company to purchase up to $500 million in value of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), at a purchase price not greater than $1,400 nor less than $1,250 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 2022 (the “Offer to Purchase”) and in the related amended and restated Letter of Transmittal (the “Amended and Restated Letter of Transmittal”) a copy of which is filed as Exhibit (a)(1)(J) to this Amendment.
This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment. The information in the Amended and Restated Letter of Transmittal is hereby expressly incorporated by reference as relevant to the items in this Amendment. All references to the Letter of Transmittal are now to the Amended and Restated Letter of Transmittal.
Item 4.   Terms of the Transaction.
(1)   The third sentence of the twelfth paragraph in “Section 1. Number of Shares; Proration” of the Offer to Purchase (with the sub-heading “Proration”) is hereby amended and restated as follows:
Although the Company does not expect that it will be able to announce the final proration factor until at least two business days after expiration of the period to complete tenders made by guaranteed delivery, it will announce preliminary results of proration by press release promptly after the Expiration Time.
(2)   The second sentence of the third paragraph in “Section 4. Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby amended and restated as follows:
However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until at least two business days after expiration of the period to complete tenders made by guaranteed delivery.
(3)   The first sentence of the second paragraph of “Section 8. Conditions to the Offer” of the Offer to Purchase is hereby amended and restated as follows:
The foregoing conditions are for the sole benefit of the Company and may be asserted by us regardless of the circumstances giving rise to any such condition and any such condition may be waived by us, in whole or in part, at any time and from time to time in our sole discretion.

Item 11.   Additional Information.
(b)   Other Material Information
(1)   The section of the Letter of Transmittal titled “PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED” is hereby amended and restated by replacing the election boxes at the end of that section with the following:
☐ $1,250	☐ $1,251	☐ $1,252	☐ $1,253	☐ $1,254
☐ $1,255	☐ $1,256	☐ $1,257	☐ $1,258	☐ $1,259
☐ $1,260	☐ $1,261	☐ $1,262	☐ $1,263	☐ $1,264
☐ $1,265	☐ $1,266	☐ $1,267	☐ $1,268	☐ $1,279
☐ $1,270	☐ $1,271	☐ $1,272	☐ $1,273	☐ $1,274
☐ $1,275	☐ $1,276	☐ $1,277	☐ $1,278	☐ $1,279
☐ $1,280	☐ $1,281	☐ $1,282	☐ $1,283	☐ $1,284
☐ $1,285	☐ $1,286	☐ $1,287	☐ $1,288	☐ $1,289
☐ $1,290	☐ $1,291	☐ $1,292	☐ $1,293	☐ $1,294
☐ $1,295	☐ $1,296	☐ $1,297	☐ $1,298	☐ $1,299
☐ $1,300	☐ $1,301	☐ $1,302	☐ $1,303	☐ $1,304
☐ $1,305	☐ $1,306	☐ $1,307	☐ $1,308	☐ $1,309
☐ $1,310	☐ $1,311	☐ $1,312	☐ $1,313	☐ $1,314
☐ $1,315	☐ $1,316	☐ $1,317	☐ $1,318	☐ $1,319
☐ $1,320	☐ $1,321	☐ $1,322	☐ $1,323	☐ $1,324
☐ $1,325	☐ $1,326	☐ $1,327	☐ $1,328	☐ $1,329
☐ $1,330	☐ $1,331	☐ $1,332	☐ $1,333	☐ $1,334
☐ $1,335	☐ $1,336	☐ $1,337	☐ $1,338	☐ $1,339
☐ $1,340	☐ $1,341	☐ $1,342	☐ $1,343	☐ $1,344
☐ $1,345	☐ $1,346	☐ $1,347	☐ $1,348	☐ $1,349
☐ $1,350	☐ $1,351	☐ $1,352	☐ $1,353	☐ $1,354
☐ $1,355	☐ $1,356	☐ $1,357	☐ $1,358	☐ $1,359
☐ $1,360	☐ $1,361	☐ $1,362	☐ $1,363	☐ $1,364
☐ $1,365	☐ $1,366	☐ $1,367	☐ $1,368	☐ $1,369
☐ $1,370	☐ $1,371	☐ $1,372	☐ $1,373	☐ $1,374
☐ $1,375	☐ $1,376	☐ $1,377	☐ $1,378	☐ $1,379
☐ $1,380	☐ $1,381	☐ $1,382	☐ $1,383	☐ $1,384
☐ $1,385	☐ $1,386	☐ $1,387	☐ $1,388	☐ $1,389
☐ $1,390	☐ $1,391	☐ $1,392	☐ $1,393	☐ $1,394
☐ $1,395	☐ $1,396	☐ $1,397	☐ $1,398	☐ $1,399
☐ $1,400
Item 12.   Exhibits.
(1)   Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(J)   Amended and Restated Letter of Transmittal

INDEX OF EXHIBITS
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated August 22, 2022
(a)(1)(B)*	Letter of Transmittal dated August 22, 2022
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on August 22, 2022
(a)(1)(G)*	Letter from the Company’s Chief Executive Officer to Shareholders dated August 22, 2022
(a)(1)(H)*	Letter to Participants in the White Mountains Retirement Plan, dated August 22, 2022
(a)(1)(I)*	Email to Participants in the White Mountains Retirement Plan, dated August 22, 2022
(a)(1)(J)	Amended and Restated Letter of Transmittal
(a)(5)(A)*	Press Release, dated August 22, 2022
(a)(5)(B)	Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 28, 2022 (incorporated by reference to such filing)
(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022 (incorporated by reference to such filing)
(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 8, 2022 (incorporated by reference to such filing)
(a)(5)(E)	Current Report on Form 8-K, filed on April 1, 2022 (incorporated by reference to such filing)
(a)(5)(F)	Current Report on Form 8-K, filed on May 10, 2022 (incorporated by reference to such filing)
(a)(5)(G)	Current Report on Form 8-K, filed on May 26, 2022 (incorporated by reference to such filing)
(a)(5)(H)	Current Report on Form 8-K, filed on May 26, 2022 (incorporated by reference to such filing)
(a)(5)(I)	Current Report on Form 8-K, filed on August 5, 2022 (incorporated by reference to such filing)
(b)	Not applicable
(d)(1)	White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2019 Annual General Meeting of Members and Proxy Statement dated April 8, 2019)
(d)(2)	Employment Agreement and Release between White Mountains Capital LLC and J. Brian Palmer dated February 25, 2021 (incorporated by reference herein and filed as Exhibit 10.13 of the Company’s 2020 Annual Report on Form 10-K)
(d)(3)	Employment Agreement between White Mountains Capital LLC and Frank R. Bazos dated December 16, 2020 (incorporated by reference herein and filed as Exhibit 10.14 of the Company’s 2020 Annual Report on Form 10-K)
(d)(4)	Offer Letter, dated as of November 29, 2021, between the Company and Liam Caffrey (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K dated November 29, 2021)
(d)(5)	Consulting Agreement, dated as of November 1, 2021, between White Mountains Capital LLC and Liam Caffrey (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Current Report on Form 8-K dated November 29, 2021)
(d)(6)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022)

Exhibit No.	Description
(d)(7)	Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(8)	Second Amended and Restated Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated December 4, 2018 (incorporated by reference herein and filed as Exhibit 10.7 of the Company’s 2018 Annual Report on Form 10-K)
(d)(9)	Second Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer, and HG Holdings Ltd. and HG Re Ltd., as Purchasers, dated August 14, 2017 (incorporated by reference herein and filed as Exhibit 99.(d)(7) of the Company’s Schedule TO dated April 10, 2018)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fees

*
Previously filed as exhibits to the Schedule TO.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:
/s/ Michaela J. Hildreth

Name: Michaela J. Hildreth

Title:
Managing Director and Chief
Accounting Officer

August 30, 2022